Exhibit 17.3

September 21, 2018

Cipherloc Corporation

825 Main St, Suite 100

Buda, TX 78610

ATTN: Michael DeLaGarza, President, CEO and Chairman

Michael,

I am resigning my position as Chief Operating Officer of CipherLoc Corporation, effective September 22, 2018. As per the terms of my contract, dated November 1, 2017, this provides the required 30-day notice.

Regards,

/s/ Mike Hufnagel
Mike Hufnagel